Exhibit 99.2

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is dated as of April 15, 2026, between WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company”), and Bin Xue (the “Purchaser”). The Company and the Purchaser are each referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, as at the date hereof, the authorized share capital of the Company is US$100,099.9999692 divided into 2,166,666,666 ordinary shares of a par value of US$0.0000462 each, comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each (the “Class A Ordinary Shares”) and (b) 416,666 class B ordinary shares of a par value of US$0.0000462 each; and

WHEREAS, the Purchaser desires to purchase, and the Company desires to sell and issue to the Purchaser, 100,000 Class B Ordinary Shares (as defined below) on the terms and conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

“Class B Ordinary Shares” means the class B ordinary shares of the Company, par value US$0.0000462 per share.

“Closing” means the closing of the purchase and issuance of the Purchased Shares pursuant to Section 2.1.

“Closing Date” means April 19, 2026, or such other date as the Parties may mutually agree in writing.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Price” means US$1.17 per Class B Ordinary Share, being the price per share equivalent to the market price per Class A Ordinary Share as quoted on the Nasdaq Capital Market under the ticker symbol “WBUY” on April 14, 2026 (the “Pricing Date”).

“Purchased Shares” means 100,000 Class B Ordinary Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subscription Amount” means, with respect to the Purchaser, the aggregate amount to be paid for the Purchased Shares purchased hereunder, being 100,000 multiplied by the Purchase Price, i.e., US$117,000.

“Subsidiary” means any entity in which the Company, directly or indirectly, owns a majority of the outstanding equity interests.

ARTICLE II.

PURCHASE AND ISSUE OF THE PURCHASED SHARES

2.1 Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall sell and issue to the Purchaser, and the Purchaser shall purchase from the Company, the Purchased Shares for an aggregate purchase price equal to the Subscription Amount. The Closing shall take place on the Closing Date.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the Subscription Amount by wire transfer of immediately available funds in accordance with the Company’s written wire instructions.

(b) On or prior to the Closing Date, subject to the Company’s receipt of the Subscription Amount from the Purchaser, the Company shall deliver or cause to be delivered to the Purchaser evidence of the issuance of the Purchased Shares registered in the name of the Purchaser on the Company’s register of members.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date as follows:

(a) Organization and Qualification. The Company is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company’s currently effective memorandum and articles of association, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject.

(d) Issuance of the Purchased Shares. The Purchased Shares are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holder thereof in connection with the issue thereof), free and clear of all Liens imposed by the Company.

(e) No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Purchased Shares by any form of general solicitation or general advertising.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as of the date hereof and as of the Closing Date as follows:

(a) Authorization; Enforcement. The Purchaser has the legal capacity and authority to enter into this Agreement and to perform the Purchaser’s obligations hereunder. This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

(b) Investment Purpose. The Purchaser is acquiring the Purchased Shares for the Purchaser’s own account, for investment purposes only, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of applicable securities laws.

(c) Investor Status. The Purchaser is a non-U.S. person (as defined in Regulation S under the Securities Act) and is acquiring the Purchased Shares in an offshore transaction in compliance with Regulation S under the Securities Act.

(d) Transfer Restrictions. The Purchaser acknowledges that the Purchased Shares have not been registered under the Securities Act or the securities laws of any other jurisdiction, and may not be transferred except in compliance with applicable securities laws and the articles of association of the Company, as may be amended from time to time.

(e) Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Shares, and has so evaluated the merits and risks of such investment.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1 Legend. The Purchaser understands that the Purchased Shares will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such Purchased Shares):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES WERE ISSUED IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION.”

4.2 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof.

4.3 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, representations, warranties, commitments, offers, and agreements, whether written or oral, relating to such subject matter.

4.4 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by both Parties. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right.

4.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Neither Party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party.

4.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement as of the date first written above.

WEBUY GLOBAL LTD

By:
Name:	Youyi Zhang
Title:	Chief Financial Officer

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SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGE TO WEBUY GLOBAL LTD

SHARE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned has caused this Share Purchase Agreement to be duly executed as of the date first indicated above.

PURCHASER:

Signature: ________________________

Name: Bin Xue

Subscription Amount: US$117,000

Number of Class B Ordinary Shares: 100,000

Address for Notice: 35 Tampines Street 92, Singapore 528880

Email Address: vincent@webuy.global